Amer Group Plc 02028215 PRESS RELEASE 02 APR -3 AM 8:

21 March 2002 at 3:45pm

SUPPL

AMER GROUP PLC: RESULT OF AGM

Amer Group Plc's Annual General Meeting held today received and adopted the Report of the Board of Directors and the 2001 financial statements. The AGM granted the members of the Board of Directors and the Company's President discharge from liability. In addition, the AGM approved the Board's dividend proposal and its warrant scheme proposal. The AGM also approved the Board's proposal to dispose of and to sell the Company's own shares.

2001 financial review

Mr Roger Talermo, President & CEO, addressed the AGM, summarising 2001's financial statements. In his review Mr Talermo said that Amer achieved record results in 2001 for the second year in a row. All business areas, with the exception of golf, achieved good performances. The largest increases in operating profits were reported in the Winter Sports and Team Sports Divisions with both making record profits. The Group's objective is to continue to perform well in 2002.

Dividend

The AGM adopted the Board's proposal to distribute a dividend of EUR 1.10 a share in respect of the 2001 financial year. The record date is 26 March, and the dividend will be paid on 4 April 2002.

Board of Directors

The number of members of the Board of Directors was resolved to be six. Of those Board members whose term was scheduled to expire, Mr Tauno Huhtala was no longer eligible for reappointment due to his age and Mr Felix Björklund was re-elected for the term 2002-2004. The other Board members, Mr Pekka Kainulainen (term 2001-2003), Mr Ilkka Brotherus (term 2000-2002), Mr Tuomo Lähdesmäki (term 2000-2002), Mr Timo Maasilta (term 2000-2002) and Mr Roger Talermo (term 2001-2003) will continue as Board Members.

At its first meeting the new Board of Directors elected Mr Pekka Kainulainen as Chairman and Mr Ilkka Brotherus as Vice Chairman, respectively.

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Auditors

PricewaterhouseCoopers Oy, Authorised Public Accountants, were elected Auditors of the Company. The auditor in charge of the audit is Mr Göran Lindell, Authorised Public Accountant.

Warrant scheme proposal

The AGM adopted the Board's proposal that 900,000 warrants be issued to Amer Group's key personnel with entitlement to subscribe for a maximum of 900,000 Amer Group shares. Of these warrants, 300,000 will be offered for subscription to the Group's key personnel and 600,000 will be offered for subscription to a company belonging to the same group of Amer companies in order that the warrants may, at a later date, be offered to the key persons determined by Amer Group's Board of Directors. The warrants shall be subscribed for from 10 April to 30 June 2002.

The share subscription price is EUR 32.36, which according to the warrant terms is the trade volume weighted average quotation of Amer Group Plc shares on the Helsinki Exchanges during the period 1 January - 15 February 2002 plus 10 per cent.

Proposal to dispose of the Company's shares

The AGM adopted the Board's proposal to dispose of and to sell the Company's own shares. The authorisation is limited to a maximum of 1,200,000 shares, the accounted counter-value of which corresponds to 5% of the Company's registered share capital.

The authorisations to dispose of and sell the shares are effective until the 2003 Annual General Meeting, however, for a maximum period of one year from the date of the Annual General Meeting at which they were approved.

Currently the Group owns 968,300 its own shares.

AMER GROUP PLC
Communications Department

Marja-Leena Simola
Tel. +358 9 7257 8306
Fax +358 9 791 385
E-mail: marja-leena.simola@amersports.com
www.amersports.com

For further information, please contact:
Mr Roger Talermo, President & CEO, Tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO,
Tel. +358 9 7257 8212